Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268616

PROSPECTUS SUPPLEMENT NO. 62

(to Prospectus dated May 4, 2024)

MSP RECOVERY, INC.

32,220 Shares of Class A Common Stock

This prospectus supplement no. 62 amends and supplements the prospectus dated May 4, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-268616). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 32,220 shares of our Class A Common Stock, par value $0.0001 per share, held by the Selling Securityholders (the “Total Resale Shares”), including up to 15,239 shares of our Class A Common Stock issuable upon exercise of the Class A Common Stock Underlying Warrant (the “CPIA Warrant”) pursuant to an Amendment to the Claim Proceeds Investment Agreement (the “Amendment”) and a Warrant Agreement (the “Warrant Agreement”) with Brickell Key Investments LP (the “CPIA Holder”). As the exercise price of the CPIA Warrant is only $0.4375 per share, should the CPIA Holder exercise the CPIA Warrant, we would only receive nominal proceeds therefrom.

Our Common Stock, Public Warrants and New Warrants are listed on OTC Markets under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On June 17, 2026, the closing price of Common Stock was $0.0201 per share, the closing price of our Public Warrants was $0.0045 per warrant and the closing price of our New Warrants was $0.0003 per warrant.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 62 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 18, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 12, 2026

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39445	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3525 NW 7th Street Miami, Florida	33125
(Address of principal executive offices)	(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Hazel Partners Holdings, LLC Funding

On June 11, 2026, MSP Recovery, Inc. (the “Company”), through its subsidiaries, entered into a letter agreement with Hazel Partners Holdings LLC (“Hazel”), in its capacity as administrative agent and lender under the Company’s existing working capital credit facility (the “Hazel Letter Agreement”) to provide $0.1 million to be used primarily for operating expenses.

As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Q3-2025 Form 10-Q”), the Company is party to a working capital credit facility with Hazel (the “Working Capital Credit Facility”), which includes a discretionary funding mechanism referred to as the Operational Collection Floor. Advances under the Operational Collection Floor are made solely at Hazel’s discretion, are not subject to any commitment or minimum availability, and are conditioned on the satisfaction or waiver of applicable conditions under the governing credit documentation. The Working Capital Credit Facility does not provide the Company with committed liquidity, does not establish a borrowing base, and does not obligate Hazel to fund any amounts.

As of the filing of the Q3-2025 Form 10-Q, the Company disclosed that aggregate advances under the Operational Collection Floor had reached approximately $6.0 million, and that no remaining funding capacity was available under the facility at that time.

Pursuant to the Hazel Letter Agreement, Hazel has agreed, in its sole discretion, to make a one-time advance of $0.1 million to increase the Operational Collection Floor beyond the previously disclosed level. The advance was funded on June 12, 2026, subject to the conditions set forth in the Hazel Letter Agreement and the underlying credit agreement, including the absence of any event of default or default at the time of funding.

The $0.1 million advance is a standalone accommodation and does not reinstate, replenish, or otherwise reopen availability under the Working Capital Credit Facility or the Operational Collection Floor. Other than this specific advance, no additional funding is currently available to the Company under the Working Capital Credit Facility, and the Company has no rights to, and no reasonable basis to expect, any further advances thereunder. The Hazel Letter Agreement does not modify the discretionary nature of the facility, does not create any commitment for future funding, and does not provide the Company with access to ongoing or recurring liquidity.

The Company cautions that the receipt of the $0.1 million advance should not be viewed as indicative of Hazel’s willingness to provide future funding, the availability of additional liquidity, or the Company’s ability to meet its operating or debt service obligations beyond the funding of this specific amount.

The foregoing description of the Hazel Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Hazel Letter Agreement, a copy of which is filed as an exhibit to this Current Report on Form 8-K.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

To the extent required by Item 2.03 of Form 8-K, the information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Amendment No. 3 to Second Amended and Restated Credit Agreement dated October 2, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 7, 2024)
10.2	Hazel Letter Agreement dated June 11, 2026
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 18, 2026	MSP Recovery, Inc.

	By:	/s/ John H. Ruiz
	Name:	John H. Ruiz
	Title:	Chief Executive Officer

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